Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 25, 2015

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:           MANAGED PORTFOLIO SERIES (the “Trust”)
Post-Effective Amendment - Application for Withdrawal
Securities Act Registration No: 333-172080
Investment Company Registration No: 811-22525
CIK No. 0001511699

Dear Ms. Rossotto:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests that Post-Effective Amendment No. 176  under the 1933 Act (No. 177 under the Investment Company Act of 1940) to the Registration Statement on Form N-1A, which was filed as EDGAR submission type 485BPOS with the U.S. Securities and Exchange Commission on August 21, 2015 (Accession No. 0000894189-15-004252 ), be withdrawn.

Post-Effective Amendment No. 176 was filed for the purpose of updating financial information and making certain other non-material, routine changes on behalf of the Nuance Concentrated Value Fund and Nuance Mid Cap Value Fund (the “Funds”).  The Trust is filing this application for withdrawal due to misstated information within the expense example tables in the summary section of the Funds’ prospectus. The Trust intends to re-file a Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act to update financial information and to make certain other non-material, routine changes on behalf of the Funds on August 25, 2015.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact the Trust’s Assistant Secretary, Mark Quade, at (414)765-6873.

Sincerely,

/s/ James R. Arnold
James R. Arnold
President of Managed Portfolio Series